Filed by Coventry Health Care, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Registration Statement No. 333-120300

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Coventry on October 14, 2004, and is incorporated by reference into this filing.

6705 Rockledge Drive, Suite 900	3200 Highland Avenue
Bethesda, MD 20817-1850	Downers Grove, IL 60515-1223
(301) 581-0600	(630) 737-7900
www.firsthealth.com

Contact: Shawn M. Guertin	Investor Contacts:
Senior Vice President, Finance	William R. McManaman, CFO,
(301) 581-5701	630-737-7020
Joseph E. Whitters, EVP,
John J. Stelben	630-737-7511
Vice President, Business Development	Media Contact:
(301) 581-5729	Erin Gardiner, Public Relations
Manager, 630-737-5016

FOR IMMEDIATE RELEASE	News Release

FIRST HEALTH SETS DATE FOR SHAREHOLDER VOTE TO APPROVE
MERGER WITH COVENTRY HEALTH CARE

Bethesda, Maryland (December 23, 2004) — Coventry Health Care, Inc. (NYSE: CVH) and First Health Group Corp. (NASDAQ: FHCC) today announced that a special meeting of First Health shareholders has been called for 8:00 a.m., central standard time on January 28, 2005 at First Health’s principal executive offices located at 3200 Highland Avenue, Downers Grove, Illinois, to vote on Coventry’s proposed acquisition of First Health, pursuant to a merger of First Health with and into a wholly owned subsidiary of Coventry. The proposed merger was previously announced on October 14, 2004. First Health shareholders of record on December 22, 2004 will be entitled to vote at the special meeting. In the merger, each share of First Health common stock will be converted into $9.375 in cash and 0.1791 shares of Coventry common stock.

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     Additionally, Coventry and First Health announced that all regulatory approvals required to consummate the transaction have been obtained. Coventry also announced it does not anticipate that a Coventry shareholder vote will be required to approve the proposed merger. Assuming First Health shareholders approve the transaction, Coventry and First Health expect to close the transaction by January 31, 2005.

     Coventry Health Care is a managed health care company based in Bethesda, Maryland operating health plans and insurance companies under the names Coventry Health Care, Coventry Health and Life, Altius Health Plans, Carelink Health Plans, Group Health Plan, HealthAmerica, HealthAssurance, HealthCare USA, OmniCare, PersonalCare, SouthCare, Southern Health and WellPath. Coventry provides a full range of managed care products and services, including HMO, PPO, POS, Medicare+Choice, Medicaid, and Network Rental to 3.1 million members in a broad cross section of employer and government-funded groups in 15 markets throughout the Midwest, Mid-Atlantic and Southeast United States. More information is available on the Internet at http://www.cvty.com.

     First Health, the premier national health-benefits services company, specializes in providing large payors with integrated managed care solutions. First Health is a unique national managed care company serving the group health, workers’ compensation and state agency markets. Using technology to enable service and managed care innovations, First Health sets the bar for industry performance. For more information, visit First Health’s website at www.firsthealth.com.

     This press release may contain forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, relating to future events or future financial performance. Actual performance may be significantly impacted by certain risks and uncertainties, including those described in each company’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission (SEC), and Coventry’s Registration Statement on Form S-4, as filed with the SEC on November 9, 2004.

     This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus contain important information about Coventry, First Health, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov.

     First Health’s option tender offer is being made pursuant to an offer to purchase and related materials which are exhibits to the tender offer statement on Schedule TO filed by First Health with the Securities and Exchange Commission on November 15, 2004, as amended or supplemented from time to time. Option holders should read the offer to purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Option holders may obtain the offer to purchase and related materials free of charge at the SEC’s website at www.sec.gov. In addition, option holders may contact D.F. King & Co., Inc., information agent for the option tender offer, toll-free at 1-888-628-9011 with any questions about the offer or requests for copies of the offer to purchase and related materials free of charge.

     All documents filed with the SEC by Coventry in connection with the merger are available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the merger and the option tender offer are available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

     Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website.